Exhibit 10.1

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (together with the Schedules and Appendices hereto, the “Agreement”), dated as of July 19, 2005 (the “Closing Date”), by and among Lerner New York, Inc., a Delaware corporation (the “Purchaser”) and Luciano Manganella, a Massachusetts resident (the “Shareholder”).

W I T N E S S E T H:

WHEREAS, Jasmine Company, Inc., a Massachusetts corporation (the “Company”) is engaged in the retail sale of clothes, footwear and related accessories under the “Jasmine Sola” and “Luisa Luisa” names (the “Business”);

WHEREAS, the Shareholder is the record and beneficial owner of 100,300 shares of common stock, no par value per share of the Company (the “Company Shares”) representing all of the issued and outstanding capital stock of the Company;

WHEREAS, the Shareholder desires to sell to the Purchaser, and the Purchaser desires to purchase from the Shareholder, the Company Shares, the Business, and all the goodwill associated therewith; all for the consideration and on the terms set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

Purchase and Sale

Section 1.1  Sale of Shares.  Subject to the terms and conditions of this Agreement, the Shareholder does hereby sell, transfer, convey, assign and set over (“Transfer”) to the Purchaser, and the Purchaser does hereby purchase and acquire from Shareholder, all of Shareholder’s right, title and interest in and to the Company Shares, free and clear of all Liens.

Section 1.2  Purchase Price.  As consideration for the Transfer of the Company Shares to the Purchaser, and for the other representations, warranties and covenants of Shareholder hereunder, the Purchaser:

(A)          is at the Closing, (1) paying Shareholder $15,500,000 in cash by wire transfer of immediately available funds receipt of which payment the Shareholder hereby acknowledges, (2) paying $7,000,000 into escrow pursuant to Section 1.4 (the foregoing two payments in aggregate amount of $22,500,000, the “Cash Closing Payments”); and (3) causing its Affiliate New York & Company, Inc. (the “Issuer”) to issue to the

Shareholder 350,000 shares of the Issuer’s common stock (such shares, the “Closing Shares”); and

(B)           following the Closing, cause the Issuer to issue to the Shareholder up to 200,000 shares of the Issuer’s common stock (with such number of shares to be adjusted for stock splits, recapitalizations, and the like between the Closing and issuance) (the “Post-Closing Shares”) pursuant to and in accordance with Schedule 1.2(B).

The foregoing consideration payable or issuable by the Purchaser is referred to herein as the “Purchase Price.”  The Purchase Price is subject to adjustment, following the Closing, pursuant to Section 1.5.

Section 1.3  Closing Obligations.

A.            Shareholder Deliveries.  At the Closing, the Shareholder is delivering:

(i)            duly executed forms of transfer in respect of, and share certificates for, the Company Shares, accompanied by duly executed stock transfer powers in blank;

(ii)           the employment agreements between the Company and the Shareholder and Stacey Manganella, respectively, in the forms attached to Schedule 1.3(A) (the “Employment Agreements”) and executed by the Shareholder and Stacey Manganella, respectively;

(iii)          the Registration Rights Agreement between the Issuer and the Shareholder, in the form attached to Schedule 1.3(A) (the “Registration Rights Agreement”) and executed by the Shareholder;

(iv)          The Escrow Agreement (as defined in Section 1.4), executed by the Shareholder;

(v)           the additional agreements, documents, certificates and materials listed on Schedule 1.3(A); and

(vi)          a certificate of non-foreign status in the form attached to Schedule 1.3(A) dated as of the day immediately preceding the Closing Date, sworn under penalty of perjury.

B.            Purchaser Deliveries.  At the Closing, the Purchaser is delivering:

(i)            the Cash Closing Payments, by wire transfer of immediately available funds, ; and

(ii)           the Closing Shares;

(iii)          the Employment Agreements, executed by the Company;

(iv)          the Registration Rights Agreement, executed by the Issuer;

(v)           the Escrow Agreement, executed by the Purchaser; and

(v)           the additional agreements, documents, certificates and materials listed on Schedule 1.3(B).

The stock certificates, stock powers and transfer documents described in Section 1.3(A)(i), along with the other documents listed in Schedule 1.3(A) and Schedule 1.3(B) are referred to collectively as the “Additional Transaction Documents.”

Section 1.4  Escrow. Simultaneously with the Closing, the Purchaser is depositing $7,000,000 into escrow pursuant to that Escrow Agreement between the Purchaser, the Shareholder and Goulston & Storrs, P.C., as escrow agent (the “Escrow Agreement”), with such deposit being made as security with respect to the Shareholder’s obligations to pay liquidated damages of $7,000,000 in the event of a Major Employment Breach pursuant to Section 6.16.   The parties agree that the foregoing Escrow Agreement, with Goulston & Storrs, P.C. as escrow agent, is intended to be a temporary arrangement and that they will use commercially reasonable efforts to enter into escrow arrangements with a third party escrow agent on terms substantially similar to such initial Escrow Agreement, as quickly as reasonably practicable (and in such event, the escrow agreement entered into in connection with such new arrangements shall thereupon constitute the “Escrow Agreement” for all purposes hereunder).

Section 1.5.  Purchase Price Adjustment.

A.            Adjustments.  The Purchase Price shall be adjusted: (1) upward or downward to the extent that the Closing Working Capital Level is greater or less than $1,936,000, respectively; and (2) upward or downward to the extent that Closing Long Term Indebtedness is less than or greater than $195,091, respectively; and (3) downward in an amount equal to any Closing Transaction Expenses; and (4) downward in an amount equal to any Undisclosed Special Liabilities; all as determined pursuant to this Section 1.5.   Any adjustment to the Purchase Price shall take into account, and be the net result of, all of the adjustments described in the preceding clauses (1), (2), (3) and (4), and is referred to herein as the “Net Adjustment.”

B.            Certain Definitions.  As used herein: (1) the term “Closing Working Capital Level” means Working Capital Levels of the Closing Date; (2) the term “Working Capital Level” means the Company’s current assets (i.e., cash; merchandise inventory; prepaid expenses; loans receivable; and prepaid corporate taxes) minus the Company’s current liabilities (i.e., note payable under line of credit; current portion of long-term debt; accounts payable, trade; accounts payable, other; sales taxes payable; and accrued payroll and expenses), (3) the term “Closing Long Term Indebtedness” means the Company’s long-term debt (net of current portion) as of the Closing Date; (4) the term “Transaction Expenses” means the fees and expenses incurred on or before the Closing Date (whether or not invoiced) and payable by the Company to third parties related to or arising out of the transactions contemplated by this Agreement, or any transaction involving the sale of all or substantially all of the Company’s assets or capital stock, since January 1, 2005, that the Company and/or the Shareholder have considered (including any “auction process” conducted on the Company’s or the Shareholder’s behalf prior to the date hereof), including travel, legal, accounting, investment banking and other professional fees and expenses relating thereto, and 50% of the Company’s outstanding fees payable to Schulte Roth & Zabel LLP (totalling $90,000), and Transfer Taxes for which the Shareholder is liable pursuant to Section 5.2(F), in each case that are not paid as of the Closing Date; and (5) the term “Undisclosed Special Liabilities” means (1) any indebtedness of the Company pursuant to deferred compensation obligations; (2) any “change in control” payments required of the Company as a result of the Closing; (3) any indebtedness pursuant to a guarantee by the Company of the obligations of another Person, (4) any obligations (including breakage costs) payable by the Company under interest rate protection agreements (including interest rate swaps, caps, floors and collars) and in respect of any hedging agreements; and (5) any obligations under capital leases; provided however that none of the foregoing shall constitute Undisclosed Special Liabilities if they have otherwise been disclosed either (I) under Schedules 3.1(D), 3.1(E), or 3.1(F) (or arise pursuant to Commitments or other arrangements disclosed under said schedules, including without limitation the leases of the Leased Realty) or (II) expressly identified within the Financial Statements (including the notes thereto).  In the case of any guarantee described in the foregoing clause (3), the Purchaser agrees that the Shareholder shall be given reasonable opportunity (not to exceed 30 days) after notice from the Purchaser in order to terminate, at his own cost and expense, such guarantee prior to such guarantee being considered as an Undisclosed Special Liability hereunder.   Notwithstanding anything herein to the contrary, Working Capital Levels, Closing Long Term Indebtedness (and “debt” and “indebtedness”) will be determined in accordance with GAAP, consistently applied and consistent with the Financial Statements.  By way of example, as of April 30, 2005, the Working Capital Level was $1,711,432 (current assets of $5,970,539 minus current liabilities of $4,259,107) and the long term debt (net of current portion) was $195,091.

C.            Within sixty (60) days following the Closing, the Shareholder shall prepare or cause to be prepared, and deliver to Purchaser his calculation of (1) Assumed Closing Working Capital Level, (2) Closing Long Term Indebtedness, (3) Transaction Expenses, (4) Undisclosed Special Liabilities; and (5) the Net Adjustment (the “Shareholder Calculations”).

D.            Within thirty (30) days after its receipt of the Shareholder Calculations, the Purchaser shall cause its accountants to review the same.  If Purchaser has any objection to any such calculations, or to any of the figures shown on the Shareholder Calculations, the Purchaser shall, within such thirty (30) day period, inform the Shareholder in writing thereof (the “Purchaser’s Objection”), setting forth in reasonable detail the basis for its objection and the adjustments to the Net Adjustment shown in the Shareholder Calculations which the Purchaser believes should be made.  The Shareholder shall then have thirty (30) days after his receipt of a Purchaser’s Objection to review and respond to the Purchaser’s Objection (“Shareholder’s Review Period”).  If the Purchaser and the Shareholder are unable to resolve all of their disagreements with respect to the determination of the Net Adjustment within ten (10) days after the end of the Shareholder’s Review Period, they shall refer their remaining disagreements to a nationally known accounting firm reasonably acceptable to the Purchaser and the Shareholder (the “Accounting Firm”), who shall determine, on the basis of the standards, principles and methods set forth herein, and only with respect to the remaining disagreements submitted to them (and only, with respect to such disputed items, within the parameters of the respective calculations thereof as have been previously provided by the Purchaser and/or the Seller, respectively), whether and to what extent the Net Adjustment shown on the Shareholder Calculations requires adjustment.  The Purchaser and the Shareholder shall direct the Accounting Firm to deliver its report and determination of such adjustments as quickly as reasonably possible.  The Accounting Firm’s determination shall be final, conclusive and binding upon the Purchaser and the Shareholder.  The fees and disbursements of the Accounting Firm shall be paid by the party whose calculation of the Net Adjustment was furthest from the Accounting Firm’s determination.  The Purchaser and the Shareholder shall make readily available to the Accounting Firm all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Financial Statements and the Shareholder Calculations and all other items reasonably requested by the Accounting Firm.  The “Final Adjustment” shall be (i) the Net Adjustment set forth in the Shareholder Calculations in the event that (x) no Purchaser’s Objection is delivered to the Shareholder during the thirty (30) day period specified above, or (y) the Shareholder and the Purchaser so agree, (ii) the Net Adjustment, adjusted in accordance with the Purchaser’s Objection in the event that the Shareholder does not respond to Purchaser’s Objection within the Shareholder’s Review Period, or (iii) the Net Adjustment, as adjusted by either (x) the agreement of the Shareholder and the Purchaser or (y) the Accounting Firm.

E.             The Purchaser shall provide the Shareholder and his accountants full access to the books and records of the Business, to any other information, including work papers of its accountants (to the extent available to the Purchaser), and to any employees to the extent necessary for the Shareholder to prepare the Shareholder Calculations.  The Purchaser and its accountants shall have full access to all information used by the Shareholder in preparing the Shareholder Calculations, including the work papers of their accountants (to the extent available to the Shareholder).

F.             Within ten (10) days following issuance of the Final Adjustment, the adjustment payments payable pursuant to this Section 1.5 shall be paid by wire transfer of immediately available funds to a bank account designated by Purchaser or Shareholder, as the case may be.; plus, in either case, interest thereon from the Closing Date through the date of payment at the rate of interest publicly announced by Citibank, N.A. or any successor thereto in New York, New York from time to time as its “base rate” (the “Interest Rate”)

ARTICLE II.

Closing

Section 2.1  Closing Date.  The closing of the transactions contemplated hereby (the “Closing”) is occurring at the offices of Goulston & Storrs, P.C., Boston, MA, USA on the Closing Date (i.e., the date of this Agreement).  The Closing shall be deemed effective as of 12:01 a.m. Eastern Time on the Closing Date.

Section 2.2  Effect of Closing.  All matters at the Closing shall be considered to take place simultaneously, and no delivery of any document or instrument shall be deemed complete until all transactions and deliveries of documents and instruments and payments contemplated by this Agreement are completed or have been waived by the party to whom delivery or payment was due hereunder.

ARTICLE III.

Representations and Warranties by the Shareholder

Section 3.1  Representations and Warranties.  The Shareholder hereby represents and warrants to the Purchaser that:

A.            Corporate Existence and Qualification of the Company and the Shareholder; Authority, Due Execution, Ownership of Shares, Etc.

(i)            The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts and is duly qualified to do business, and is in good standing, in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect, which such jurisdictions are set forth on Schedule 3.1(A).

(ii)           The Company has the requisite corporate power and authority to own, lease or otherwise hold its Assets and to conduct the Business as now conducted and presently proposed to be conducted.  The Company has no Subsidiaries.  Assuming the due execution of this Agreement by the Purchaser, this Agreement constitutes the valid and binding obligation of the Shareholder enforceable against such Shareholder in accordance with its terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

(iii)          As of immediately prior to the Closing, the authorized capital stock of the Company consists of 275,000 shares of common stock.  The Company Shares constitute all of the issued and outstanding capital stock of the Company, and the Company Shares are owned beneficially and of record by the Shareholder, free and clear of all Liens.  The Company Shares and are duly authorized, validly issued and are fully paid and non-assessable.

(iv)          The Company does not have outstanding (1) any stock or securities convertible into or exchangeable for any shares of its capital stock or containing any profit participation features, nor any options, warrants, agreements, arrangements, preemptive rights, or other rights of any Person to acquire, or any other Liens on, any capital stock of the Company or (2) any stock or securities convertible into or exchangeable for any stock appreciation rights or phantom stock or similar plans or rights.  The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock or any warrants, options or other rights to acquire its capital stock.  There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company.  There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of the Company.

B.            No Violation.

(i)            Neither the execution, delivery and performance by the Shareholder of this Agreement or the Additional Transaction Documents to which such Person is party, nor the consummation of the Contemplated Transactions by the Shareholder, will (A) violate any order, ruling, writ, judgment, injunction or decree of any Governmental Entity (an “Order”) applicable to the Shareholder or the Company; (B) conflict with, result in a breach of, constitute a default under, or violate the Charter Documents of the Company; or (C) result in the imposition of any Lien on the Company Shares.

(ii)           Neither the execution, delivery and performance by the Shareholder of this Agreement or the Additional Transaction Documents to which he is party, nor the consummation of the Contemplated Transactions by the Shareholder, will violate any Law, or give others any rights of termination, amendment, acceleration or cancellation of, any Commitment (other than as disclosed on Schedule 3.1(B) or Schedule 3.1(E)) applicable to the Shareholder or the Company or by which any of the Company’s properties is bound or affected, excluding, for purposes of this Section 3.1(B)(ii), any Commitment which is for goods or services which are readily replaceable on comparable economic terms and conditions and without material incremental cost, and the termination of which would not materially impair the normal operations of the Business.

(iii)          Except as set forth on Schedule 3.1(B) or Schedule 3.1(E)), no consent, authorization, or approval from, or registration or filing with, any Governmental Entity or other third party (not obtained or made as of the date hereof), is required to be obtained or made by the Shareholder in connection with the execution, delivery or performance of this Agreement or the Additional Transaction Documents, or the consummation by the Shareholder of the Contemplated Transactions, except for such consents, authorizations, or approvals under any Commitment which is for goods or services which are readily replaceable on comparable economic terms and conditions and without material incremental cost, and the termination of which would not materially impair the normal operations of the Business..

C.            Financial Information.  Set forth on Schedule 3.1(C) are copies of unaudited balance sheets and related statements of income of the Company for the year ended December 31, 2004, and for the four months ended April 30, 2005, respectively (collectively, the “Financial

Statements”).  The Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods presented (except as required to comply with changes to GAAP), except that the Financial Statements do not contain footnotes and, with respect to the Financial Statements for the four months ended April 30, 2005, are subject to year end adjustments, none of which would either singly or in the aggregate be material.  Subject to the foregoing, the Financial Statements present fairly in all material respects the financial condition and results of operations of the Company as of the dates or for the periods presented.  The aforementioned balance sheet as of April 30, 2005, is sometimes referred to herein as the “April 30, 2005 Balance Sheet.”

D.            Absence of Certain Changes or Events.  Except as set forth on Schedule 3.1(D), since December 31, 2004, the Company has conducted the Business only in the Ordinary Course of Business, there have not been any changes in the business, operations, assets, financial condition or cash flow of the Company which in the aggregate has had, or is reasonably likely to have, a Material Adverse Effect, and the Company has not since such date:

(i)            changed its authorized or issued capital stock; issued any notes, bonds or other debt or equity securities convertible into capital stock; or granted any registration rights with respect to any securities;

(ii)           amended its Charter Documents;

(iii)          paid, granted or increased any bonuses, salaries or other compensation by the Company to any of its directors, officers, or employees except for bonus awards and increases in salaries in the Ordinary Course of Business, as required by applicable Laws or pursuant to any Commitment listed or referred to on Schedule 3.1(E);

(iv)          mortgaged, pledged, imposed any security interest upon or subjected to any Lien any of its properties or Assets, tangible or intangible, other than Permitted Liens and for those Liens securing indebtedness expressly identified in the balance sheet within, or notes to, the Financial Statements at December 31, 2004 or expressly identified in the balance sheet within the Financial Statements at April 30, 2005;

(v)           sold, assigned, licensed, transferred, leased or otherwise disposed of any Asset, tangible or intangible (including Intellectual Property), except in the Ordinary Course of Business;

(vi)          cancelled or waived any material claims or material rights against third Persons;

(vii)         changed its accounting methods or principles (including without limitation accounting methods and principles used for tax purposes), except for any such changes required by GAAP;

(viii)        entered into, accelerated, modified or terminated or received notice of termination of any Commitment material to the operation of the Business;

(ix)           suffered any damage to or destruction or loss of any Asset of the Company in excess of $25,000;

(x)            adopted, amended, modified or terminated or increased any payments to or benefits under any Company Plans in any material respect;

(xi)           incurred any Company Indebtedness, other than in the Ordinary Course of Business or as expressly identified in the balance sheet within, or notes to, the Financial Statements at December 31, 2004 or as expressly identified in the balance sheet within the Financial Statements at April 30, 2005;

(xii)          made capital expenditures or commitments therefor that aggregate in excess of $75,000, other than capital expenditures in connection with store build-outs or renovation consistent with the Company’s 2005 budget (with total budgeted amount therein of $1,272,000);

(xiii)         made any loans or advances to, guarantees for the benefit of, or any investments in, any Persons or formed any Subsidiary;

(xiv)        directly or indirectly engaged in any transaction with any officer, director, partner, shareholder, employee or other Affiliate of the Company or the Shareholder, to the extent any of the foregoing creates any Liability of the Company following the Closing;

(xv)         taken any action or otherwise omitted to take any action that could reasonably be expected to result in the loss, lapse, abandonment, invalidity or unenforceability of any material Business Intellectual Property (as defined below);

(xvi)        granted any license or sublicense of any rights under or with respect to any Intellectual Property Rights; or

(xi)           agreed, orally or in writing, to do any of the foregoing (to the extent such agreement is currently binding upon the Company or could result in Liability to the Company following the Closing).

As used herein, the “Ordinary Course of Business” means the ordinary course of the Business, as operated by the Company consistent with past practices.

E.             Contracts.

(i)            Schedule 3.1(E) lists or references all contracts, agreements, or obligations, whether written or oral, including all amendments thereto (collectively, “Commitments”) to which the Company is currently a party or otherwise bound of the following types:

(a)           Any such Commitment relating to the employment of any current employee of the Company, or any severance or change in control payment to any employee, or any labor contract or collective bargaining agreement, or any Commitment providing for payments to any Person as a result of termination of employment or based upon sales, purchases or profits other than direct payment for goods and which require minimum payments of at least $50,000 per year;

(b)           Any such Commitment or series of related Commitments for capital expenditures or the acquisition or construction of fixed assets which requires or require aggregate future payments or expenditures in excess of $75,000 in total;

(c)           Any such Commitment granting to any Person a first-refusal, first-offer or other right to purchase, acquire or use  (1) any of the Assets of the Company (other than purchase or sales orders, which pursuant to the terms thereof requires aggregate annual payments to or by the Company in excess of $50,000, or (2) the Company Shares;

(d)           Any such Commitment with respect to a joint venture or partnership arrangement, under which the Company is or has agreed to become a joint venturer or partner or otherwise has agreed to share profits, losses, costs or liabilities with any other Person;

(e)           Any such Commitment pursuant to which the Company is a lessee of any Leased Realty requiring annual payments by the Company in excess of $150,000;

(f)            Any powers of attorney to which the Company is a party;

(g)           Any such Commitment that contains any provision that in any material way prohibits the Company from engaging in any line of business or competing with another Person within the geographic territory in which the Company sells goods, or restricts the use of any Business Intellectual Property or prohibits the use of any Intellectual Property (including settlement and coexistence agreements);

(h)           Any other such Commitment which is not cancelable on 60 days or less notice and which pursuant to the terms thereof requires annual payments by the Company in excess of $50,000 (any such Commitment under this sub-clause (h), a “Material Commitment”);

(i)            Any agreement or indenture relating to Company Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Company;

(j)            Any such Commitment pursuant to which the Company grants or obtains any license or other rights to any Intellectual Property (other than licenses of “off the shelf” software which are readily available on a commercial or retail basis with a replacement cost and/or annual license fee of less than $10,000).

(ii)           Except as set forth on Schedule 3.1(E) or Schedule 3.1(B), (a) all Commitments listed on Schedule 3.1(E) are now and will be, immediately following the Transfer of the Company Shares at the Closing, in full force and effect, and represent the valid and binding obligation of the Company, and, to the knowledge of the Shareholder, each of the other parties thereto; (b) the Company has performed all obligations required to be performed by it and is not in default under or in breach of nor in receipt of any claim of default or breach under any Material Commitment; (c) no event has occurred which with the passage of time or the giving of notice or both would reasonably be expected to result in a default, breach or event of noncompliance by the Company under any Material Commitment; and (d) the execution, delivery and performance of the Commitments listed on Schedule 3.1(E) by the Company are not in violation of the Charter Documents of the Company, except to the extent that such any of the foregoing would not reasonably be expected to have a Material Adverse Effect.

(iii)          Except as set forth on Schedule 3.1(H): (a) the Company holds all permits, licenses, approvals, consents and authorizations issued by any Governmental Entity or other Person and which are required by applicable Laws and material to its operation of the Business (collectively, “Licenses”).  Neither the Company nor the Shareholder has received notice of any Legal Proceeding and, to the knowledge of the Shareholder, no such Legal Proceeding has been threatened, which would, if successful on the merits, lead to a revocation, suspension, or limitation of the rights of any such Licenses, and the Company is in material compliance with each of its such Licenses, and (b) to the knowledge of the Shareholder, all applications required to have been filed for renewal of any such Licenses have been duly filed on a timely basis with all appropriate Governmental Entities or other Persons and all other filings required to have been made with respect to such Licenses have been made on a timely basis with all appropriate Governmental Entities or other Persons,

F.             Title to and Condition of Properties.

(i)            Schedule 3.1(F)(i) lists all real estate owned, leased or otherwise occupied by the Company.  The Company has valid leasehold or subleasehold interests in any property identified as “Leased Realty” on said schedule (the “Leased Realty”) and the Company owns its other Assets; in each case free and clear of Liens other than Permitted Liens.

As used herein, the term “Lien” means any charge, claim, option, lien, mortgage, encumbrance, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, and the term “Permitted Liens” means any Liens which (1) are listed on Schedule 3.1(F); (2) are for Taxes or other charges or assessments of any Governmental Entity which are not yet due and owing or are subject to a good faith dispute, are not material in amount and are being pursued diligently by appropriate Legal Proceedings; (3) constitute Liens of carriers, warehousemen, mechanics and materialmen, or similar Liens, incurred in the Ordinary Course of Business and for which adequate reserves have been established in accordance with GAAP; (4) constitute statutory Liens in favor of landlords with respect to real property leased, or protective UCC filings in favor of lessors of personal property leased, to the Company; or (5) with respect to real property only, are minor imperfections in title, and do not materially detract from the value or interfere with the current use of the property subject to such Liens; (6) are restrictions on transfer or change in control provisions which are disclosed in Schedule 3.1(B) or Schedule 3.1(E); (7) are restrictions or limitations arising under Laws (including zoning and land use restrictions and restrictions relating to the transfer of securities); or (8) restrictions created by or arising under any of the Commitments disclosed in Schedule 3.1(E).

(ii)           Neither the Company nor the Shareholder has received notice of any condemnation proceedings and, to the knowledge of the Shareholder, no condemnation proceedings have been threatened, in each case with respect to any of the Leased Realty, and no such property has been condemned.  Neither the Company nor the Shareholder has received notice of any Legal Proceedings, and, to the knowledge of the Shareholder, no Legal Proceedings have been threatened, that could, with the passage of time or otherwise, give rise to a Lien (excluding a Permitted Lien) against the Company’s leasehold interests in the Leased Realty.

(iii)          Except as set forth in Schedule 3.1(F)(ii) or Schedule 3.1(B), with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the consummation of the transaction contemplated by this Agreement does not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, or otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; and (iii) neither the Company nor to the Shareholder’s knowledge any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would reasonably be expected to result in a breach or default (excluding defaults which would not reasonably be expected to result in any material Liability to the Company) or permit the termination, modification or acceleration of rent under such Lease.

(iv)          To the knowledge of the Shareholder, the landlord under the Company’s Brattle Street Leases does not intend to terminate such lease as a result of the Contemplated Transactions, or to refuse to renew the expired leases relating to the Brattle Street store on commercially reasonable terms.  As used herein the term “Contemplated Transactions” means the transactions contemplated by this Agreement and the Additional Transaction Documents.

G.            Intellectual Property Assets.

(i)            Set forth on Schedule 3.1(G) is a list of all patents and patent applications, registered Marks (as defined below) and applications for the registration of Marks, registered copyrights and copyright applications, and similar material intellectual property rights which are owned by or licensed to the Company or used in the Business as currently conducted or proposed to be conducted; excluding in any case “off the shelf” software or similar property which is readily available on a commercial or retail basis with a replacement cost and/or annual license fee of less than $10,000.  Except as set forth on Schedule 3.1(G), (1) to the knowledge of the Shareholder, the use of the Business Intellectual Property, as currently used or proposed to be used by the Company, does not conflict with, misappropriate or infringe upon any Intellectual Property rights of others; (2) to the knowledge of the Shareholder, no other Person is conflicting with, infringing on, or misappropriating (or has in the past conflicted with, infringed on, or misappropriated) the rights of the Company in such Business Intellectual Property; and (3) no claims (including office actions by Governmental Entities) with respect to the Business Intellectual Property have been made or, to the knowledge of Shareholder threatened, contesting the validity, use, ownership, enforceability or registrability of any of the Business Intellectual Property,  nor, to the knowledge of the Shareholder, is there any reasonable basis for any such claim.

(ii)           The Company owns all right, title, and interest in and to, free and clear of all Liens (other than Permitted Liens) or has a valid and enforceable right to use without payment to a third party (except for payments due under Material Commitments or other Commitments listed on Schedule 3.1(E)) all Intellectual Property which is necessary or used in the operation of the Business  (together with the Intellectual Property owned by the Company, collectively the “Business Intellectual Property”).  Any such usage rights do not require payment to a third party on account of such Business Intellectual Property (except for payments due under Material Commitments or other Commitments listed on Schedule 3.1(E)).  The transactions contemplated by this Agreement shall not adversely affect the right, title or interest of the Company in or to the Business Intellectual Property, and all of the Business Intellectual Property shall be owned or available for use by the Company immediately after the Closing on terms and conditions identical to those under which the Company owned or used the Business Intellectual Property immediately prior to the Closing.   The Company is listed as the record owner of each registration or application for registration of Business Intellectual Property.   No past or present employee or consultant of the Company has or, together with the Shareholder, will have as a result of the consummation of the transactions contemplated by this Agreement, any ownership interest, license, permission or other right in or to any Business Intellectual Property.

H.            Compliance With Laws. Except as set forth on Schedule 3.1(H), the Company has complied and is in compliance with all Laws (including the provisions of the Occupational Safety and Health Act (29 U.S.C.A. § 651 et seq.) (“OSHA”) except to the extent that (a) any prior (and not current) noncompliance of such laws would not reasonably be expected to result in a Material Adverse Effect, and (b) any current noncompliance is not material to the operations of the Business.  The Company has not received any notices from Governmental Entities alleging any noncompliance with laws, excluding notices which have been withdrawn or which relate to matters which have been resolved and settled in full by the Company prior to Closing.   This Section 3.1(H) is not intended to cover Laws relating to the issuance of Licenses, which are addressed in Section 3.1(E)(iii), Environmental Laws, which are addressed in Section 3.1(J), ERISA and other employee benefit Laws (including Laws relating to pension matters), which are addressed in Section 3.1(K), or Tax Laws, which are addressed in Section 3.1(N).

I.              Litigation. Except as set forth on Schedule 3.1(I), there are no Legal Proceedings pending or, to the knowledge of the Shareholder, threatened against the Company or the Shareholder that seek to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement, or that otherwise relate to the Business.

J.             Compliance With Environmental Laws.  To the Shareholder’s knowledge, except as set forth on Schedule 3.1(J):  (a) the Company is in compliance with all Environmental Laws applicable to the operation of the Business; and (b) within the past two (2) years neither the Company nor the Shareholder has received any written notice from any Governmental Entity asserting a violation of any Environmental Law in connection with the operation of the Business by the Company.  As used herein the term “Environmental Law” means: (1) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq.; (2) the Toxic Substances Control Act, 15 U.S.C. §2101 et seq.; (3) the Hazardous Materials Transportation Act, 49 U.S.C. §5101 et seq.; (4) the Federal Water Pollution Control Act, 32 U.S.C. §1251 et seq.; (5) the Federal Solid Waste Disposal Act, 42 U.S.C. §6901 et seq.; (6) the Federal Clean Air Act, 42 U.S.C. §1857 et seq. and (7) OSHA (but only to the extent such law in this clause (7) applies to the use, storage, transportation, discharge, or release of Hazardous Materials by such company), each as amended to date.  Notwithstanding anything herein to the contrary, all matters relating to Laws applicable to the protection of the environment generally, or of land, water or air specifically, or to discharges, releases, creation, storage or transportation of Hazardous Materials, including any Liabilities arising thereunder, shall be governed exclusively by this Section 3.1(J).

K.            Employees and Employee Benefit Programs.

(1)           Employees.  Schedule 3.1(K)(1) contains a complete and accurate list of the employees of the Company as of the date hereof and the rate of all current compensation payable by the Company to each such employee, including any bonus, contingent or deferred compensation.

(2)           Employee Benefit Programs.  Set forth on Schedule 3.1(K)(2) is a complete and correct list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other benefit plan, program or arrangement maintained, sponsored or contributed or required to be contributed to by the Company or with respect to which the Company has any current or potential liability.  All such plans, programs or arrangements are collectively referred to as the “Company Plans.”  With respect to each Company Plan, the Company has heretofore delivered or made available to the Purchaser, as applicable:  (i) complete and correct copies of the Company Plan and any amendments thereto (or if the Company Plan is not a written agreement, a description thereof); (ii) summary plan descriptions; (iii) all related insurance contracts, other funding arrangements and administrative services agreements; and (iv)  all other documents pursuant to which such Company Plan is maintained, funded and administered.  Each Company Plan has been maintained, funded and administered in accordance with its terms and in material compliance with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and other applicable Laws.  Except as required by COBRA (as defined below), the Company does not have any obligation with respect to any Company Plan, no actions, investigations, hearings, proceedings, audits, examinations, suits or claims (other than routine claims for benefits in the Ordinary Course of Business) are pending, or, to the Shareholder’s knowledge, threatened.  The Company does not have any obligation with respect to any post-retirement or post-termination medical or life insurance or other similar benefits.

(3)           General Compliance Matters.  Neither the Company nor any ERISA Affiliate has ever maintained, had an obligation to contribute to, contributed to, or incurred any liability with respect to (1) any “employee pension benefit plan” within the meaning of ERISA Section 3(2); or (2) any pension plan that is or was subject to Title IV of ERISA or Section 401(a)

of the Code.  Neither the Company nor any ERISA Affiliate has engaged in a prohibited transaction, as such term is defined under Code Section 4975 or ERISA Section 406, which would subject to the Company to any taxes, penalties or other liabilities under Section 4975 of the Code or ERISA Sections 409 or 502(i).  Neither the Company nor any ERISA Affiliate has ever contributed to or been required to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA).  Neither the Company nor any ERISA Affiliate has any current or potential liability (including withdrawal liability as defined in ERISA Section 4201) under any multiemployer plan (as defined in Section 3(37) of ERISA).  As used above, the term “ERISA Affiliate” means any Person that is or was at any time treated as a single employer under IRC Section 414 with the Company.

(4)           COBRA Compliance.  Except as set forth on Schedule 3.1(K)(2), the Company and each ERISA Affiliate have complied and are in compliance with the requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Laws (“COBRA”).

L.             Labor Relations.  Except as set forth on Schedule 3.1(L), the Company is not party to any collective bargaining agreement or other similar labor Commitment.  Except as set forth on Schedule 3.1(L): (i) there are, and since January 1, 2000 have been, no strikes, work slowdowns or stoppages, widespread picketing, or formal employee grievance processes pending or, to the knowledge of the Shareholder, threatened against the Company, and (ii) the Company is not currently a party to, or, to the knowledge of the Shareholder, currently threatened with, any Legal Proceeding by any employee or former employee or Governmental Entity relating to any alleged violation of Law pertaining to labor relations or employment matters, including any Laws relating to wages and hours, worker’s compensation or immigration.

M.           Insurance.  All policies of insurance relating to the Business with respect to any periods which include the Closing Date are valid and enforceable and in full force and effect and will continue to be in full force and effect following the Closing.  A summary of the Company’s current insurance coverages is set forth on Schedule 3.1(M).  All premiums, including any current or retrospective premiums or other like arrangement with respect to such policies of insurance which are currently maintained, have been paid when due with respect to all periods prior to the date hereof.  No notice of cancellation or termination has been received by the Company or Shareholder with respect to any such policy of insurance, and except as set forth on Schedule 3.1(M) no claim relating to the Business is currently reserved or, to the knowledge of the Shareholder, should be reserved, under any such policy of insurance involving an amount in excess of $150,000 (excluding provisional notices of prospective non-renewal for insurance policies which are routinely sent, not in response to any specific casualty event or loss history, by insurance companies within a certain period before such policy would normally expire).

N.            Taxes. The Company has timely filed all Tax Returns and reports required to be filed by or with respect to it pursuant to applicable Law, and such Tax Returns are accurate, complete and correct in all material respects.  The Company has paid all Taxes due and payable by it (whether or not shown on such Tax Returns), and there are no other Taxes payable on account of the Company except for Taxes which are not yet due and for which the Company has made adequate reserves, accruals and charges in its books and records of account in accordance with GAAP.  The Shareholder has delivered or made available to the Purchaser complete and correct copies of all federal and state income Tax Returns, examination reports, and statement of deficiencies assessed against, or agreed to by the Company for all taxable periods ended on or after December 31, 1998.  Schedule 3.1(N) lists the dates since January 1, 1998 as of and for which the federal and state corporate income/franchise, sales/use and other Tax Returns of the Company were audited and closed and lists the jurisdictions in which the Company files any such Tax Return.  Except as separately set forth and identified on Schedule 3.1(N), there is no Tax audit or examination or any judicial or administrative proceedings now being conducted, pending or, to the Shareholder’s knowledge, threatened with respect to the Company.  Except as set forth on Schedule 3.1(N), since January 1, 1998, no correspondence or claim has been received by the Company or the Shareholder from any taxing authority of any jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to taxation by such jurisdiction.  There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.  All Taxes which the Company was or is required by Law to withhold or collect have been and are being withheld or collected by it and have been timely paid over to the proper Governmental Entities or, if not yet due, are being held by the Company for such payment.  Except as set forth on Schedule 3.1(N), neither the Shareholder nor the Company has waived, extended or agreed to extend any applicable statute of limitations relating to any Tax assessment or deficiency of the Company or agreed to any extension of time for filing any Tax Return of the Company which has not been filed.  There is no dispute with or asserted claim by any taxing authority concerning any Tax liability of the Company.  To the Shareholder’s knowledge no taxing authority intends to assess any additional Taxes for any period for which Tax Returns of the Company have been filed.  The Company has never been a member of an Affiliated Group or filed or been included in a combined, consolidated or unitary income Tax Return, and the Company is not a party to and is not bound by any Tax allocation or Tax sharing agreement.  The Company has not distributed stock of another Person, nor has it had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.  The Company has not engaged in any reportable transaction within the meaning of Section 6111 and 6112 of the Code.  Neither the Company nor the Shareholder has requested or received a ruling from any taxing authority or signed any binding agreement with any taxing authority that might impact any tax attribute of or the amount of Tax due from the Company on or after the Closing Date.  All of the Company’s nonqualified deferred compensation plans (within the meaning of Section 409A of the Code), if any, are in compliance with Section 409A of the Code.  The Shareholder is not a “foreign person” within the meaning of Section 1445(f)(3) of the Code.  The Company is not liable for the Taxes of another Person (i) under Treasury Regulation § 1.1502-6 (or comparable provisions of state, local or foreign Law), (ii) as a transferee or successor, (iii) by contract or indemnity or (iv) otherwise; and will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, or (E)

prepaid amount received on or prior to the Closing Date.  The Company (and any predecessor of the Company) has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times since July 1, 1988.   The Company has not, during its last ten taxable years, acquired any assets to which Section 1374(d)(8) of the Code would be applicable. The Company has consistently used the accrual method of accounting, and has not used the cash receipts and disbursements method of accounting, for federal state and local income tax purposes.  Notwithstanding anything herein to the contrary, each representation and warranty within this Section 3.1(N) shall be deemed to be preceded by the clause “except as set forth on Schedule 3.1(N).”

O.            Brokers’ Fees.  Neither the Company nor the Shareholder has entered into any Commitment which will cause the Purchaser or the Company (following the Closing) to become obligated for any broker’s, finder’s or other similar fee or commission in connection with this Agreement or the consummation of any of the transactions contemplated hereby, except for Tri-Artisan Partners LLC, whose fees and expenses in respect of such transactions shall be paid by the Shareholder.

P.             Vendor Matters.  Schedule 3.1(P) lists the top 25 vendors of the Company for the period therein described.  Except as set forth on Schedule 3.1(P): (1) the relationship of the Company with each such vendor of the Company is a good commercial working relationship, and there are no material unresolved disputes between the Company and any such vendors;  (2) the Company has no chargebacks or other liabilities to vendors which are required (or which will be required) to be accrued or recorded under GAAP in excess or $100,000 and which are not so accrued or recorded on the Company’s financial records; (3) no such vendor within the last twelve (12) months has canceled or otherwise terminated, or threatened to cancel, or to the knowledge of the Shareholder, intends to cancel or terminate, its relationship with the Company, and (4) during the last twelve (12) months there has been no material interruption in the Company’s supply arrangements with such vendors.

Q.            Affiliated Transactions. Except as set forth on the attached Schedule 3.1(C), Schedule 3.1(D) or Schedule 3.1(E) (and excluding employment, the Shareholder’s ownership of the Shares, and the prior payment of personal expenses of any Key Employee which have been reimbursed in full), no officer, Key Employee, director, shareholder or Affiliate of the Company or the Shareholder, or any individual related by blood, marriage or adoption to any such individual, or any entity in which any such Person or individual owns any beneficial interest (excluding passive interests of less than 5% of the equity of any such entity), is a party to any agreement, contract, commitment or transaction with the Company (to the extent currently binding on the Company) or has any material interest in any material property used by the Company.  As used above, the term “Key Employee” means the Shareholder, Stacey Manganella, and Percy Pava.

R.            Accredited Investor.  Shareholder is an accredited investor as such term is defined in Regulation D promulgated pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  Shareholder acknowledges and agrees that the Closing Shares are being issued and sold in reliance on the exemption from registration contained in Section 4(2) of the

Securities Act and exemptions contained in applicable state securities laws, and that the Closing Shares cannot and will not be transferred except in a transaction that is exempt under the Securities Act and those state acts or pursuant to an effective registration statement under the Securities Act and those state acts or in a transaction that is otherwise in compliance with the Securities Act and those state acts.  Shareholder understands that he has no contractual right for the registration under the Securities Act of the Closing Shares for public sale other than pursuant to the Registration Rights Agreement and that, unless the Closing Shares are registered or an exemption from registration is available, the Closing Shares may be required to be held indefinitely.  The Closing Shares to be acquired by Shareholder pursuant to this Agreement shall be acquired for Shareholder’s own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the Closing Shares shall not be disposed of in contravention of the Securities Act or any applicable state securities laws.  Shareholder is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Closing Shares.  Shareholder is able to bear the economic risk of his investment in the Shareholder Stock for an indefinite period of time because the Closing Shares have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 3.2.  No Implied Representations.  Notwithstanding anything to the contrary herein: (1) it is the explicit intent and acknowledgement of each party hereto that the Shareholder has not made and is not making any representation or warranty whatsoever, express or implied, other than those expressly given in Section 3.1 of this Agreement, and the Purchaser is not relying on any other statement, representation or warranty, oral or written, express or implied, made by the Shareholder or the Company or their respective Affiliates, representatives or agents, including any such statement, representation or warranty contained in any offering memorandum or any information, document or material made available to the Purchaser or its Affiliates, representatives or agents in any “data rooms,” management presentations or any other form in expectation of the transactions contemplated by this Agreement and the Additional Transaction Documents; and (2) the Purchaser has undertaken its own analyses and methodologies to value the Company and the Business, and in no event shall the Shareholder be charged with knowledge of, or have responsibility for, such analyses or methodologies or the valuation resulting therefrom.  EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN SECTION 3.1 OF THIS AGREEMENT, THE SHAREHOLDER EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTY OR REPRESENTATION.

ARTICLE IV.

Representations and Warranties of the Purchaser

Section 4.1             Representations and Warranties.  The Purchaser represents and warrants to the Shareholder that:

A.            Corporate Existence and Qualification; Due Execution, Etc.  The Purchaser is a corporation duly organized and validly existing under the Laws of the State of Delaware and has the requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action and, assuming the due execution of this Agreement by the Shareholder, this Agreement constitutes the valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

B.            No Violation.

(i)            Neither the execution, delivery and performance by the Purchaser of this Agreement or the Additional Transaction Documents, nor the consummation of the Contemplated Transactions by the Purchaser, will (A) violate any Order applicable to the Purchaser or (B) result in a breach of or default under, the Charter Documents of the Purchaser; except for such violations which would not reasonably be expected to have a material adverse effect on the Purchaser’s ability to perform its obligations under this Agreement or the Additional Transaction Documents, or to consummate the Contemplated Transactions.

(ii)           Neither the execution, delivery and performance by the Purchaser of this Agreement or the Additional Transaction Documents, nor the consummation of the Contemplated Transactions by the Purchaser, will violate any agreement or Law applicable to the Purchaser; except for such violations which would not reasonably be expected to have a material adverse effect on the Purchaser’s ability to perform its obligations under this Agreement or the Additional Transaction Documents, or to consummate the Contemplated Transactions.

(iii)          No consent, authorization, or approval from, or registration or filing with, any Governmental Entity or other third party (not obtained or made as of the date hereof) is required to be obtained or made by or with respect to the Purchaser in connection with the execution and delivery of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby; except for such violations which would not reasonably be expected to have a material adverse effect on the Purchaser’s ability to perform its obligations under this Agreement or the Additional Transaction Documents, or to consummate the Contemplated Transactions.

C.            Litigation.  There are no Legal Proceedings pending or, to the knowledge of the Purchaser, threatened against the Purchaser that seek to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement.

D.            Financial Ability to Perform. The Purchaser has available cash funds sufficient to consummate the transactions contemplated by this Agreement.

E.             Purchase for Investment.  The Purchaser is acquiring the Company Shares for investment and not with a view toward any resale or distribution thereof except in compliance with applicable Laws, including the Securities Act.

F.             Brokers’ Fees.  The Purchaser has not made any agreement, which will cause the Company, or the Shareholder to become obligated for any broker’s or other similar fee or commission as a result of any of the transactions contemplated by this Agreement.

ARTICLE V

Covenants and Agreements

Section 5.1             Section 338(h)(10) Election

A.            At the Purchaser’s option, the Shareholder and the Purchaser shall join in making a timely election under Code Section 338(h)(10) (and any corresponding elections under state, local, or foreign tax law) (collectively, the “Section 338(h)(10) Election”) with respect to the purchase and sale of the stock of the Company.  The parties agree that the Purchase Price and the liabilities of the Company (plus other relevant items) will be allocated to the assets of the Company for all purposes as set forth in a schedule to be provided by the Purchaser to the Shareholder (and subject to the Shareholder’s reasonable approval) within 120 days after the Closing Date. In the event that the Purchaser and the Shareholder cannot agree on such allocation within a reasonable period of time prior to the due date for filing the Section 338(h)(10) Election, then such allocation shall be finally determined by a nationally recognized accounting firm reasonably acceptable to the Purchaser and the Shareholder.  The Purchaser, the Shareholder, and the Company shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.

B.            For purposes of this Agreement, “Extra Tax Cost” means the amount, if any, of all incremental federal, state, and local Taxes imposed on the Shareholder or the Company as a result of the Section 338(h)(10) Election (assuming, solely for purposes of this calculation, that all of the Shareholder’s representations and warranties set forth in Section 3.1(N) are true and correct), compared to the federal, state, and local Taxes that would have been imposed on the Shareholder or the Company in the absence of the Section 338(h)(10) Election (including, without limitation, a gross-up for any Taxes imposed on the Shareholder as a result of the payment of the Extra Tax Cost).  The Extra Tax Cost shall be calculated using the highest marginal federal, state, and local Tax rates (taking into account the federal Tax benefit of any state and local Taxes) applicable to individuals living in the state of Massachusetts on income of the relevant character.

C.            Notwithstanding anything herein to the contrary, the Shareholder and the Purchaser agree that as between the Shareholder and the Purchaser, the Purchaser shall be responsible for any and all Extra Tax Costs, and in furtherance thereof: (i) the Purchaser shall cause the Company to promptly pay when due any Extra Tax Cost imposed on the Company; and (ii) the Purchaser shall pay the amount of any Extra Tax Cost imposed on the Shareholder concurrently with the payment of any such Extra Tax Cost by the Shareholder (with payments pursuant to this clause (ii) to be made within 10 days after delivery to the Purchaser of evidence showing payment by the Shareholder of an Extra Tax Cost imposed on him).  The Purchaser shall include with the allocation schedule to be provided pursuant to clause (a) above its calculation of the Extra Tax Cost.  The amount of Extra Tax Cost paid to the Shareholder shall be treated as an increase to the Purchase Price.

Section 5.2             Tax Matters.

A.            Tax Periods Ending on or before the Closing Date.  The Shareholder shall prepare and file or cause to be prepared and filed all Tax Returns for the Company and the Business for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Each such Tax Return described in the preceding sentence shall be subject to review and approval by the Purchaser (which approval shall not be unreasonably withheld) prior to filing; provided, however, that with respect to any dispute involving the calculation any Tax liability under Section 1374 of the Code with respect to assets acquired from Flirt, Inc., the Accounting Firm shall determine such calculation consistent with the dispute resolution provisions of Section 1.5.  The Shareholder shall pay and be liable for all Taxes of the Company with respect to such periods or which arise in respect of any event, action, or transaction which occurred during such periods, excluding, however, Extra Tax Costs.

B.            Tax Periods Beginning on or after the Closing Date.  The Purchaser shall prepare and file or cause to be prepared and filed when due all Tax Returns for the Company for all periods beginning on or after the Closing Date.  The Purchaser shall pay and be liable for all Taxes of the Company with respect to such periods or which arise in respect of any event, action, or transaction which occurred during such periods.

C.            Tax Periods Beginning Before and Ending After the Closing Date.  The Purchaser shall prepare and file or cause to be prepared and filed when due any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date.  The Purchaser shall permit the Shareholder to review and comment on each such Tax Return described in the preceding sentence prior to filing.  Subject to Section 5.2(G), the Shareholder shall deliver to the Purchaser, at least three (3) business days prior to the date on which such Taxes are required to be paid, that portion of the Taxes which relates to the portion of such taxable period ending on the day immediately preceding the Closing Date (the “Pre-Closing Straddle Period Taxes”), excluding, however, Extra Tax Costs.  For purposes of this Section 5.2(C), in the case of any Taxes (other than Extra Tax Costs) that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the day immediately preceding the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the day immediately preceding the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the day immediately preceding the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the day immediately preceding the Closing Date.  Subject to the proration provisions of the preceding sentence, any credits or refunds relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the day immediately preceding the Closing Date.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

D.            Contest Proceedings. With respect to any Tax Returns for any Tax periods, the party hereto responsible for the preparation and filing of such Tax Return shall control the defense of any audits thereof or other Legal Proceedings relating thereto, provided that the costs of any such defense shall be shared by the parties hereto, pro rata based on their responsibility for Taxes due under any such Tax Return, and provided further that no such audits or other Legal Proceedings shall be settled in a manner which would adversely affect the other party hereto without the prior written consent of such other party, which consent shall not be unreasonably withheld.

E.             No Withholding.  Payment by the Purchaser to the Shareholder of the Purchase Price shall be made in full without any deduction or withholding, whether in respect of set-off, counterclaim, or Taxes (other than any Taxes imposed on the Shareholder that are based on net income or profits or any Taxes required by law to be withheld by the Purchaser).

F.             Transfer Taxes.  All sales, use, transfer, stamp, conveyance, value added or other similar Taxes, duties, excises or governmental charges imposed by any taxing jurisdiction, domestic or foreign, and all recording or filing fees, notarial fees and other similar costs with respect to the Transfer of the Company Shares will be split equally between the Purchaser and the Shareholder.  The Purchaser will file all necessary Tax Returns and other documentation in connection with the Taxes and charges encompassed in this Section 5.2(F), and the costs and expenses of filing such Tax Returns and other documentation shall be split equally between the Purchaser and the Shareholder.

G.            Cooperation on Tax Matters.  The Purchaser, the Company and the Shareholder shall cooperate (and cause their respective Affiliates to cooperate) fully, as and to the extent reasonably requested by the other parties, in connection with the preparation and filing of Tax Returns pursuant to this Section 5.2 and any Tax audit, litigation or other proceeding with respect to Taxes and payments in respect thereof.  Such cooperation shall include the retention and (upon the other parties’ request) the provision of records and information which are reasonably relevant to any such Tax audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Company and the Shareholder agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.  The parties shall provide timely notice to the other in writing of any pending or proposed Tax audits or assessments with respect to Taxes for which the other may have an indemnification obligation under this Agreement.  The Purchaser and the Shareholder further agree, upon the reasonable request of the other party, to cooperate with each other to obtain any certificate or other document from any Governmental Entity or otherwise to mitigate, reduce or eliminate any Tax that might otherwise be imposed on either party or the Company in the absence of such certificate or other documentation (including without limitation as a result of the transactions contemplated hereby). Any failure to timely notify the other party of any Tax audits or assessments shall not relieve such party from any obligation hereunder unless (and then only to the extent) such party is actually prejudiced thereby.  The parties shall furnish the other with copies of all relevant correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any Taxes for which the other may have an indemnification obligation under this Agreement.  The Purchaser and the Shareholder further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Sections 6043 and 6043A of the Code and all Treasury Regulations promulgated thereunder. The parties agree to cooperate in pursuing a process where they would request the IRS to grant relief to Flirt, Inc. to allow Flirt, Inc. to become an S corporation for its year ended December 31, 2004, provided that any additional costs and expenses of such process (on a net basis, taking into account all of the consequences of such an S election), including the tax costs of Flirt becoming an S corporation for such year, would be borne by the Purchaser.

I.              Purchase Price Adjustment.  All indemnification payments under this Section 5.2 and Section 6.15 shall be deemed adjustments to the Purchase Price.

J.             Certain Definitions.  For purposes of this Agreement: (i) “Tax” or “Taxes” means all federal, state, provincial, territorial, local, foreign and other taxes, assessments, or governmental charges in each case in the nature of a tax, including income, capital, franchise, capital stock, excise, property, sales, use, service, service use, leasing, leasing use, license, goods and services, gross receipts, value added, single business, alternative or add-on minimum, occupation, real and personal property, stamp, ad valorem, workers’ compensation, severance, profits, windfall profits, customs, duties, disability, registration, estimated, environmental (including Taxes under Code Section 59A), transfer, payroll, wage or other withholding, employment, unemployment, social security (or similar) taxes or premiums, or other assessments, charges and taxes of the same or similar nature, together with any interest, penalties or additions thereon and estimated payments thereof, whether disputed or not; and (ii) “Tax Return” or “Tax Returns” includes all returns, reports, information returns, forms, declarations, claims for refund, statements and other documents (including any amendments thereto and including any schedule or attachment thereto) in connection with Taxes that are required to be filed with a Governmental Entity or other tax authority, or sent or provided to another party under applicable Law (including any schedule or attachment thereto and including any amendment thereof), and all citations of the Code or to the Treasury Regulations promulgated thereunder will include any amendments or successor provisions thereto.

Section 5.3             Books and Records.  Until the earlier of (i) the expiration of the applicable statute of limitations (including periods of waiver) or (ii) seven (7) years after the Closing Date (or such longer period as may be required by any Law or any ongoing Legal Proceeding), (1) the Purchaser shall cause the Company to maintain all books and records of the Company material to the Business; and (2) the Shareholder shall maintain those books and records which are material to the Business and are not provided to Purchaser at or in connection with the Closing; in each case with respect to the period up to and including the Closing; and (3) the Purchaser and the Shareholder, respectively, shall permit the Shareholder and the Purchaser, respectively, to have reasonable access to such books, records and data for inspection and copying by the Shareholder or Purchaser, respectively, or their respective duly authorized representatives (at the Shareholder’s or Purchaser’s respective expense) upon reasonable prior written notice, in connection with the preparation of financial reports, Tax Returns, Tax audits, the defense or prosecution of litigation, or any other reasonable need of the Shareholder or Purchaser, respectively, to consult such records and data.

Section 5.4             Discharge of Liabilities.   The Purchaser acknowledges that any and all Liabilities of the Company at Closing shall continue to be Liabilities of the Company unaffected by the Closing and the Transfer of the Company Shares hereunder.

Section 5.6             Indemnification of Directors and Officers.  Following the Closing, the Purchaser shall cause the Company to honor its obligations, if any, to indemnify and advance defense costs to each present and former officer or director of the Company pursuant to its Charter Documents and shall not permit the Charter Documents of the Company to be amended for a period of six years in a manner which materially adversely affects the indemnification rights, if any, of present and former directors and officers of the Company.

Section 5.7             Further Assurances.  At any time and from time to time, the Shareholder on the one hand, and the Purchaser, on the other hand, shall promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by the other, as the case may be, and necessary for it, as the case may be, to satisfy its respective obligations hereunder or obtain the benefits contemplated hereby.

Section 5.8             Confidentiality.  In consideration of the mutual covenants contained herein, Shareholder agrees that, for all times after the Closing, except as required by law or court order, or in order to assert a claim or defense under this Agreement or the Additional Transaction Documents, he shall not, directly or indirectly, disclose to any unauthorized Person or use for his own account (other than pursuant to his employment duties under the Employment Agreement) any Confidential Information.

Section 5.9  Non-Competition; Non-Solicitation.

(i)            Shareholder acknowledges that during his employment relationship with, and through his involvement as a stockholder of, the Company, Shareholder has become familiar with trade secrets and other Confidential Information concerning the Company, and with investment opportunities relating to their respective businesses.  Therefore, Shareholder agrees that for a period of five years following the date hereof (the “NonCompete Period”), he will not singly, jointly, or as a partner, member or stockholder directly, indirectly or beneficially own, manage, control, participate in the ownership, management, operation or control of, or render services for (as a consultant or advisor), or provide financial assistance to a Competitive Business.  Nothing in this Section will prohibit Shareholder from: (a) being employed by the Company or its Affiliates; or (b) being a passive owner of less than 5% of the outstanding stock of any company listed on a national securities exchange or actively traded in the over-the-counter market, so long as Shareholder has no direct or indirect participation in the management of such company.

(ii)           During the NonCompete Period, Shareholder shall not (i) directly or indirectly, either for himself or for any other person, business, partnership, association, firm, company or corporation, hire from the Company, or attempt to hire, divert or take away from the Company, any of the officers or employees of the Company in existence from time to time during his employment with the Company, (ii) interfere with or attempt to interfere with, the relationship of the Company or its Affiliates, with any employee, customer or supplier of the Company or its Affiliates, or (iii) knowingly make any public statement or other public communication (or repeated and widespread private statements or communications) that is or are reasonably likely to materially damage the goodwill of the Company or its Affiliates, or knowingly take any action, directly or indirectly, to interfere with any contractual or customer or supplier relationships of the Company or its Affiliates.

(iii)          Shareholder agrees and acknowledges that:  (a) the covenants set forth in this Section 5.9 are reasonably limited in time and in all other respects, (b) the covenants set forth in this Section 5.9 are reasonably necessary for the protection of the Company, (c) the Purchaser would not have entered into this Agreement but for the covenants of the Shareholder contained herein, and (d) the covenants contained herein have been made in order to induce the Purchaser to enter into this Agreement.

(iv)          If, at the time of enforcement of this Section 5.9, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under the circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

(v)           The Shareholder recognizes and affirms that in the event of his breach of any provision of this Section 5.9, money damages would be inadequate and the Purchaser and the Company would have no adequate remedy at law.  Accordingly, the Shareholder agrees that in the event of a breach or a threatened breach by the Shareholder of any of the provisions of this Section 5.9, the Purchaser and the Company, in addition and supplementary to other rights and remedies existing in their favor, may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security).

Section 5.10  Guarantees.  To the extent that the Shareholder or Stacey Manganella has personally guaranteed any obligations of the Company under any Commitment, then from and after the Closing (1) at the Shareholder’s request the Purchaser will use reasonable efforts to have the Shareholder and/or Stacey Manganella removed from such guarantee; (2) the Purchaser shall not allow the Company to amend, extend or renew such Commitment without removing the Shareholder and Stacey Manganella from such guarantee; and (3) the Purchaser shall indemnify the Shareholder and Stacey Manganella from any and all Shareholder’s Losses (as defined in Section 6.15(B)) incurred or suffered by the Shareholder and/or Stacey Manganella on account of such guarantee.

ARTICLE VI

Miscellaneous

Section 6.1             Entire Agreement.  This Agreement (including the Disclosure Schedule and the Additional Transaction Documents) supersedes any other agreement, whether written or oral, that may have been made or entered into by any party or any of their respective Affiliates (or by any director, officer or representative thereof) with respect to the subject matter hereof.  This Agreement (including the Disclosure Schedule and the Additional Transaction Documents) constitutes the entire agreement of the parties hereto with respect to the matters provided for herein, and there are no agreements or commitments by or among such parties or their Affiliates with respect to the subject matter hereof except as expressly set forth in this Agreement, the Disclosure Schedule and the Additional Transaction Documents.

Section 6.2             Amendments.  No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the Purchaser and the Shareholder.

Section 6.3             Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.  This Agreement may not be assigned by any party without the prior written consent of the other parties; provided, however, that Purchaser may assign any or all of its rights and obligations under this Agreement or the Additional Transaction Documents to any direct or indirect wholly owned subsidiary, limited partnership, limited liability company or similar business entity without the consent of the Shareholder, or to any Person in connection with the sale or transfer to such Person of all or substantially all of the Purchaser’s assets, or as a collateral assignment by the Purchaser to its lenders; but such assignment shall not relieve the Purchaser of any of its obligations hereunder.

Section 6.4             Counterparts.  This Agreement may be executed and delivered in counterparts, each of which when executed and delivered shall be deemed to be an original for all purposes and all of which together shall constitute one and the same agreement.

Section 6.5             Headings and Section References.  The headings of the sections and paragraphs of this Agreement are for reference purposes only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.  All Article and Section references herein, unless otherwise clearly indicated, are to Articles and sections within this Agreement.

Section 6.6             Waiver.  No failure or delay by either the Purchaser or the Shareholder in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law.

Section 6.7             Expenses.  Except as otherwise specifically provided for in this Agreement or in any Additional Transaction Document, the Shareholder and the Purchaser shall each pay all costs and expenses incurred by such party or on such party’s behalf in connection with this Agreement and the Contemplated Transactions, including fees and expenses of such party’s own financial consultants, accountants and counsel.

Section 6.8             Notices.  Any notice, request, instruction or other document or communication to be given under this Agreement by any party hereto to any other party shall be in writing and delivered personally or sent by an internationally recognized overnight courier service or by registered or certified mail, postage prepaid:

If to the Shareholder to the following address:

c/o Jasmine Company, Inc

329 Newbury Street
Boston MA 02115
Attn: Luciano Manganella

with a copy to:

Goulston & Storrs, P.C.

400 Atlantic Avenue

Boston, MA  02110-3333

Attn:       Matthew E. Epstein, Esq.

If to the Purchaser, or to the Company following the Closing, to:

New York & Company, Inc.

450 West 33rd Street

New York, NY  10001

Attn:       Ronald W. Ristau

with a copy to:

Kirkland & Ellis LLP

Citigroup Center

153 East 53rd Street

New York, NY  10022-464611

Attn:       Michael T Edsall

Heidi C. Matterfis

or at such other address for a party or as shall be specified by like notice.  Any notice that is delivered personally in the manner provided herein shall be deemed to have been duly given to the Person to which it is directed upon actual receipt by such party (or its agent for notices hereunder).  Any notice that is addressed as provided herein and mailed by registered or certified mail shall be conclusively presumed to have been duly given to the Person to which it is addressed at the close of business, local time of such party, on the fifth calendar day after the day it is so placed in the mail.  Any notice that is addressed as provided herein and sent by an internationally recognized overnight courier service shall be conclusively presumed to have been duly given to the Person to which it is addressed at the close of business, local time of such Person, on the next business day following its deposit with such courier service for next day delivery.

Section 6.9             Governing Law.  This Agreement and the legal relations among the parties hereto shall be governed and construed in accordance with the substantive Laws of the State of New York without giving effect to the principles of conflict of laws thereof.

Section 6.10           Severability.  If any provisions hereof shall be held by any court of competent jurisdiction to be prohibited by, illegal or unenforceable, such provisions shall be of no force and effect to the extent of such prohibition, illegality or unenforceability, but the prohibition, illegality or unenforceability shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement.

Section 6.11           Knowledge. Whenever “to its knowledge,” “known,” “aware,” “awareness,” or a similar phrase is used with respect to the Shareholder to qualify a representation or warranty of the Shareholder the “knowledge” or “awareness” so referred to shall be deemed to be the actual and conscious (and not constructive) knowledge of the Shareholder and Stacey Manganella, along with the knowledge that the Shareholder would reasonably be expected to have as the result of such person’s position as chief executive officer and sole stockholder, and Key Employee, respectively of the Company.

Section 6.12           Rights of Third Parties.  Nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any Person other than the parties hereto and their respective successors and permitted assigns any rights, benefits or remedies under or by reason of this Agreement or any transaction contemplated hereby except for the Parties entitled to indemnification under Section 6.15.

Section 6.13           Consent to Jurisdiction and Service of Process.  The Purchaser and each of the Shareholder hereby irrevocably consents that any legal action or proceeding against it under, arising out of, or in any manner relating to this Agreement or any other agreement, document or instrument arising out of or executed in connection with this Agreement shall be brought only in a state or federal court of competent jurisdiction located within the State of New York and in all appellate courts associated therewith.  Each party by the execution and delivery of this Agreement expressly and irrevocably consents and submits to the personal jurisdiction of any of such courts in any such action or proceeding.  Each party hereby expressly and irrevocably waives any claim or defense in any action or proceeding based on any alleged lack of personal jurisdiction, improper venue, forum non conveniens, or any similar basis.  Notwithstanding the foregoing, the Purchaser may elect, in its sole discretion, to initiate the arbitration procedures set forth on Schedule 6.13 to assert a claim that a Major Employment Breach has occurred and to enforce its rights with respect to the same pursuant to Section 6.16.  In such election, the parties shall cooperate in good faith to implement such arbitration in accordance with Schedule 6.13, and, without limiting the foregoing, the parties shall direct the arbitrators in such event to issue their determinations on an expedited basis.

Section 6.14  Waiver of Right to Jury Trial.  The Company, the Purchaser and the Shareholder hereby waive, to the extent permitted by applicable law, trial by jury in any litigation in any court with respect to, in connection with, or arising out of this Agreement, any other Agreement contemplated hereby or thereby or the validity, protection, interpretation, collection or enforcement thereof.

Section 6.15           Indemnification; Survival of Representations and Warranties.

A.            Indemnification by Shareholder.  The Shareholder shall indemnify, defend and hold harmless the Purchaser and its Affiliates and their respective employees, agents, officers, directors, stockholders, partners, representatives, successors and permitted assigns and the Company (a “Purchaser Indemnified Person”) from and against any losses, taxes, penalties, assessments, Liabilities, claims, damages, costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by such indemnified party as the result of or arising from any misrepresentation in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of the Shareholder contained in this Agreement or any Additional Transaction Document (including without limitation the covenants with respect to Taxes under Section 5.2 hereof); and all such losses, assessments, Liabilities, claims, damages, costs and expenses are referred to hereinafter as the “Purchaser’s Losses.”

B.            Indemnification by the Purchaser.  The Purchaser shall indemnify, defend and hold harmless the Shareholder and its Affiliates and their respective employees, officers, directors, stockholders, partners, agents, representatives, successors and permitted assigns (a “Shareholder Indemnified Party”) from and against any losses, taxes, penalties, assessments, Liabilities, claims, damages, costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by such indemnified party as the result of or arising from any misrepresentation in, breach of or failure to comply with, any of the representations, warranties, covenants or agreements of the Purchaser contained in this Agreement or any Additional Transaction Document (including without limitation the covenants with respect to Taxes under Section 5.2 hereof); and all such losses, assessments, Liabilities, claims, damages, costs and expenses are referred to hereinafter as the “Shareholder’s Losses.”

C.            Survival; Limitations.  Notwithstanding anything else in this Agreement or any Additional Transaction Document to the contrary:

(i)            The representations and warranties of the Shareholder and the Purchaser, respectively, under this Agreement and any Additional Transaction Document, and any indemnification obligations arising therefrom, shall survive the Closing and shall expire and terminate on the date which is 12 months following the Closing Date; provided, however, that the Shareholder’s representations and warranties in Section 3.1(A)(iii), Section 3.1(A)(iv), Section 3.1(K)(3), Section 3.1(N), and Section 3.1(O), and Section 3.1(S) shall not so expire and terminate upon such date but rather shall expire and terminate 60 days following the expiration of the respective statutes of limitations applicable to the matters giving rise to a claim for breach of such sections (such applicable date, the “Survival Date”).  The covenants of the parties under this Agreement and under any Additional Transaction Document, and any indemnification obligations arising therefrom, shall survive the Closing and shall expire in accordance with their terms.  Any claim for indemnification made by a Purchaser Indemnified Party or a Shareholder Indemnified Party under this Section 6.15 must be raised in a writing delivered to the Shareholder or the Purchaser, as applicable, by no later than the Survival Date and, if raised by such date, such claim shall survive the Survival Date until final resolution thereof.

(ii)           The Shareholder shall not have any indemnification obligations under Section 6.15(A), and the Purchaser shall not have any indemnification obligations under Section 6.15(B):  (a) except to the extent that the Purchaser’s Losses, or the Shareholder’s Losses, respectively, with respect to all such Material Claims in the aggregate exceed $300,000 (the “Indemnification Threshold”), in which event such indemnification shall be required only to the full extent of the Purchaser’s Losses or the Shareholder’s Losses, respectively, in excess of the Indemnification Threshold (subject also to the succeeding clause (b) of this Section 6.15(C)(ii)); and (b) to the extent that the Purchaser’s Losses in the aggregate, or the Shareholder’s Losses in the aggregate, respectively, exceed $4,500,000 (the “Cap”), in which event such indemnification shall be required only to the extent of the Purchaser’s Losses or the Shareholder’s Losses, respectively, below the Cap (subject also to the preceding clauses (a) and (b) of this Section 6.15(C)(ii)), provided that this Section 6.15(C)(ii) shall not apply to the covenants of the parties and the indemnification obligations relating thereto or to the Seller’s representations and warranties set forth in Section 3.1(A)(iii), Section 3.1(A)(iv), Section 3.1(K)(3), Section 3.1(N), and Section 3.1(O), and Section 3.1(S), provided further however that in no event shall the foregoing proviso result in the Shareholder’s maximum liability under this Agreement or the Additional Transaction Documents being more than the Purchase Price.

(iii)          With respect to any matter for which indemnification has been provided hereunder, the Indemnitee (as defined below) hereby covenants and agrees to use all commercially reasonable efforts to collect amounts payable to the Indemnitee under any applicable insurance policy of the Indemnitee, and any such amounts so paid to the Indemnitee shall reduce the indemnification obligations of the Indemnitor (as defined below) with respect to such matters; provided that this provision shall not limit Indemnitee’s right to pursue indemnification hereunder.

(iv)          In no event shall Shareholder’s Losses or Purchaser’s Losses, as the case may be, include amounts arising from special, exemplary, or punitive damages.

(v)           The Shareholder shall have no liability under this Agreement (including under Section 3.1(N), Section 5.2 and Section 6.15(A)) in relation to any Liability or matter to the extent that the amount of such matter or Liability was included in the determination of the Final Adjustment.

(v)           In no event shall an Indemnitee have, with respect to Purchaser’s Losses, any recourse to the Escrow Assets or the Escrow Account, and the Purchaser hereby waives, for itself and on behalf of each Indemnitee having claims with respect to Purchaser’s Losses, any recourse to, or claims or rights with respect to, the Escrow Assets and the Escrow Account, provided, however, that such waiver shall not apply to such Purchaser’s Losses to the extent arising from a Major Employment Breach by the Shareholder, and provided further that such waiver shall expire, and be of no further force or effect, from and after July 31, 2006; and

provided further that such waiver shall not apply to any other assets, rights or properties of the Shareholder. As used above, the term “Escrow Assets” means any and all cash, stock, property and assets held in escrow pursuant to the Escrow Agreement (or any replacement escrow agreement) pursuant to Section 1.4, and the term Escrow Account means the account or accounts maintained by the escrow agent and containing the Escrow Assets.

(vi)          The parties acknowledge that the limitations set forth in the preceding clauses (i), (ii), (iii), (iv), (v) and (vi) of this Section 6.15(C) are not mutually exclusive, but rather are separate and independent limitations, and that each and all such limitations may, alone or together, apply to a party’s indemnification obligations in accordance with their respective terms.

D.            Sole Remedy.  Notwithstanding anything herein to the contrary, each party’s sole and exclusive remedy against any other party for any breach of a representation, warranty, covenant or other obligation made in or imposed by this Agreement or any Additional Transaction Document or the other transactions contemplated hereunder or under the Additional Transaction Documents shall be a claim for indemnification under this Section 6.15, subject to all of the limitations of this Section 6.15, including under Section 6.15(C), except in the case of claims in the event of a Major Employment Breach under Section 6.16, or claims in the event of a Major Lease Termination under Section 7.17, or claims for fraud or for equitable remedies, provided that any breach of any representation, warranty, covenant or agreement by a party hereunder shall not, in and of itself, constitute “fraud” by such party.

E.             Procedures.

(i)            In the event that any Legal Proceeding shall be instituted with respect to which indemnification may be sought by one party hereto from another party under the provisions of this Section 6.15, the party seeking indemnification (“Indemnitee”) shall, promptly after acquiring knowledge of such Legal Proceeding, cause written notice in reasonable detail of such Legal Proceeding which is covered by this indemnification to be forwarded to the other party from which indemnification is being sought (“Indemnitor”), provided, however, the failure to notify the Indemnitor will not relieve the Indemnitor of any liability it may have to indemnify the Indemnitee except to the extent that the Indemnitor’s defense of such action, or any of the Indemnitor’s rights with respect to the same, including any rights under insurance or against any third parties, is actually prejudiced or impaired by the Indemnitee’s failure to give such notice.

(ii)           In the event of the initiation of any such Legal Proceeding against an Indemnitee, the Indemnitor, after the receipt of the notice described in Section 6.15(E)(i), at its option and at its own expense, to be represented by counsel of its choice, and reasonably acceptable to Indemnitee, and (subject to Section 6.15(E)(iii) and the second provision of this subsection) to defend against, negotiate, settle or otherwise deal with any Legal Proceeding or demand that relates to any Purchaser’s Losses or Shareholder’s Losses, as the case may be, indemnified against hereunder, and, in such event, the Indemnitee will reasonably cooperate with the Indemnitor and its representatives in connection with such defense, negotiation, settlement or dealings; provided, however, that the Indemnitee may directly participate in any such Legal Proceeding so defended with counsel of its choice at its own expense; provided further that the

Indemnitor shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnitee (reasonably acceptable to Indemnitor) if (1) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (2 the claim seeks an injunction or equitable relief against the Indemnitee; (3) a conflict of interest exists between the Indemnitor and the Indemnitee; or (4) the Indemnitor failed or is failing to vigorously prosecute or defend such claim).  Additionally, if the claim for Indemnification relates to Taxes, the Indemnitor’s rights to control the defense of such matter shall extend only to the specific issue for which indemnification is claimed (and not the entire return or taxable period).

(iii)          If the Indemnitor shall control the defense of such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of any third party claim which would lead to Liability or create any financial or other obligation on the part of the Indemnitee which is not paid or reimbursed in full by the Indemnitor on account of its indemnification obligation hereunder; and Indemnitee may refuse to consent to a settlement which imposes continuing obligations on Indemnitee or involves any non-monetary relief, does not result in a complete release of Indemnitee from any and all liability (excluding any liability with respect to which the Indemnitor acknowledges its indemnification obligations) or involves a finding or admission of any violation of Legal Requirements or any violation of the rights of any Person by Indemnitee.  If a firm offer is made to settle a third party claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder and the Indemnitor desires to accept and agree to such offer, the Indemnitor will give written notice to the Indemnitee to that effect.  If the Indemnitee notifies the Indemnitor that it does not consent to such firm offer within ten (10) Business Days after its receipt of such notice from the Indemnitor, the Indemnitee may continue to contest or defend such third party claim and, in such event, the maximum Liability of the Indemnitor as to such third party claim will not exceed the amount of such settlement offer, plus the Purchaser’s Losses or Shareholder’s Losses, as the case may be, reasonably paid or incurred by the Indemnitee through the end of such 10-Business Day period.

(iv)          After any final judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction, and the time in which to appeal therefrom has expired, or a settlement shall have been consummated, or the Indemnitee and the Indemnitor shall have arrived at a mutually binding agreement with respect to each separate matter alleged to be indemnified against by the Indemnitor hereunder, the Indemnitee shall forward to the Indemnitor notice of any sums due and owing with respect to such matter, and the Indemnitor shall pay all of the sums so owing to the Indemnitee by wire transfer or certified or bank cashier’s check within thirty (30) days after the date of such notice.  Any indemnification obligations of the (A) Shareholder shall be shall be paid by wire transfer of immediately available funds to an account designated in writing by the applicable Purchaser Indemnified Party within 10 days after the determination thereof (B) Purchaser shall be paid by wire transfer of immediately available funds to an account designated in writing by the applicable Shareholder Indemnified Party within 10 days after the determination thereof.

Section 6.16           Major Employment Breach.

A.            In the event that a Major Employment Breach occurs, Shareholder shall pay to Purchaser an amount of cash equal to $7,000,000 (plus interest, calculated at the Interest Rate) (the “Shareholder Payment”).  The parties agree that the $7,000,000 is being deposited into escrow under Section 1.4 as security for Shareholder’s obligation to make such Shareholder Payment.  The parties recognize that in the event of a Major Employment Breach, the actual damages to the Purchaser would be extremely difficult or impossible to determine, and that the amount of $7,000,000 represents the parties’ reasonable estimate of such damages, and that such amount shall constitute liquidated damages payable to the Purchaser. Shareholder shall pay such amount to Purchaser out of the Escrow Amount; provided that if the Escrow Amount has been distributed to Shareholder or its designee pursuant to the terms of the Escrow Agreement or if the Escrow Amount is less than the Shareholder Payment, the Shareholder shall pay the full amount or such remaining portion of the Shareholder Payment, as applicable, to Purchaser by wire transfer of immediately available funds to an account designated in writing by Purchaser within 10 days after the determination thereof.  The Shareholder Payment shall constitute a full and complete release and discharge of Shareholder’s liability with respect to such Major Employment Breach.

B.            In the event of a dispute as to whether a Major Employment Breach has occurred, Shareholder and Purchaser shall cooperate in good faith to resolve such dispute. If an arbitration proceeding is commenced, Purchase and Shareholder shall comply with the arbitration procedures set forth on Schedule 6.13 and shall instruct the Arbitration Panel to render a final determination with respect to such dispute within 30 days following the selection of the Arbitration Panel.

C.            Notwithstanding anything to the contrary set forth herein, in the event of a dispute as to whether there has been a Major Employment Breach, Purchaser may elect to commence an action in any court of competent jurisdiction to resolve such dispute and may pursue any equitable relief, including but not limited to, obtaining an injunction or temporary restraining order prohibiting the distribution of the Escrow Amount.

D.            Any Shareholder Payment made hereunder shall constitute an adjustment to the Purchase Price.

E.             As used above, the term “Major Employment Breach” means the breach by the Shareholder of his Employment Agreement, provided such breach arises from either (I) the voluntary resignation by the Shareholder of employment with the Company; (II) the willful refusal of the Shareholder to comply with any significant, lawful and proper policy, directive or decision of the Company’s Board of Directors or the Chief Executive Officer of the Issuer in furtherance of a legitimate business purpose or willful refusal to perform the duties reasonably assigned to the Shareholder by the Company’s Board of Directors or the Chief Executive Officer of the Issuer and, in each case, only if not remedied within thirty days after receipt of written notice from the Company; or (III) the Shareholder’s commission or conviction of, or a plea of guilty or no contest or similar plea with respect to, a felony, an act of fraud or embezzlement in each case against the Company; provided that in no event shall any breach be considered a Major Employment Breach to the extent arising from the death or disability of the Shareholder, and provided further that in no event shall a voluntary resignation by the Shareholder be considered a Major Employment Breach if such resignation is in response to: (1) a material breach by the

Company of the Employment Agreement only if not remedied within thirty days after receipt of written notice from the Shareholder, or (2) the request by the Company to engage in (or refrain from reporting to the appropriate authorities) any conduct or activities which are not lawful only if not remedied within thirty days after receipt of written notice from the Shareholder.

Section 6.17           Major Lease Termination.  In the event that a Major Lease Termination occurs, Shareholder shall pay to Purchaser the Major Lease Termination Payment.  The parties recognize that in the event of a Major Lease Termination, the actual damages to the Purchaser would be extremely difficult or impossible to determine, and that the amount of the Major Lease Termination Payment represents the parties’ reasonable estimate of such damages, and that such amount shall constitute liquidated damages payable to the Purchaser.  In the event of a Major Lease Termination, Shareholder shall pay the full amount of the Major Lease Termination Payment by wire transfer of immediately available funds to an account designated in writing by Purchaser within 10 days after the Purchaser’s demand thereof.  The Major Lease Termination Payment shall constitute a full and complete release and discharge of Shareholder’s liability with respect to such Major Lease Termination.   As used above, the term “Major Lease Termination” means the Company has lost effective use of its Brattle Street store as the result of eviction or other legal proceedings brought by the landlord under the leases of such store (the “Brattle Street Leases”) solely on account of the failure of the Company to get such landlord’s consent with respect to the Contemplated Transactions, provided such loss of use has occurred within one year of the Closing Date, and provided the Shareholder has the opportunity, during such one year period only, to control the defense, at his sole cost and expense, of any such eviction or other legal proceeding; and the term “Major Lease Termination Payment” means $2,000,000.  In connection with the foregoing, the parties shall work together in good faith to obtain any such consent post-Closing, provided that in no event shall the Purchaser be obligated to make any payments to the landlord under such Brattle Street Leases in order to obtain such consent.  Any Major Lease Termination Payment made hereunder shall constitute an adjustment to the Purchase Price.

Section 6.18.          Certain Definitions and Interpretative Matters

A.            Definitions.  As used herein, the following terms have the meanings set forth as follows:

(i)            “Adjustment Time” means 12:01 a.m., New York time, on the date of the Closing.

(ii)           “Affiliate” means, with respect to any Person, any other Person controlling, controlled by, or under common control with, such first Person or any individual related by blood, marriage or adoption to any such Person.

(iii)          “Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which the Company is or has been a member.

(iv)          “Assets” means the properties and assets of the Company which are used in the Business.

(v)           “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized by law to close.

(vi)          “Charter Documents” means in the case of the Company and the Purchaser, the current articles of organization or certificate of incorporation, as the case may be, and the bylaws of such entity.

(vii)         “Company Indebtedness” means, without duplication, (A) all indebtedness of the Company for borrowed money (including all principal, interest, premiums, penalties, and breakage fees), (B) all obligations of the Company evidenced by notes, bonds, debentures or similar instruments or pursuant to any guaranty of indebtedness (excluding, in any event, the amounts covered in clause (A) and trade payables), and (C) obligations under capital leases or for deferred purchase price of property or services.

(viii)        “Confidential Information” means the information, observations and data of the Company concerning the business or affairs of the Company (including the Company’s technology, computer programs, know-how, designs, inventions, methods of doing business and supplier and customer information): (i) which is proprietary to the Company, (ii) the disclosure of which could reasonably be expected to be detrimental or adverse to the Company, or (iii) is the property of the Company and that the continued success of the Company depends in large part on keeping this information from becoming known to competitors of the Company; provided, however, that Confidential Information shall not include, in any event, any of the foregoing to the extent (A) generally known to the public other than through disclosure by the Shareholder, (B) received by the Shareholder from a third party where the Shareholder had no reasonable reason to conclude that such disclosure was in violation of a duty of confidentiality owed by such third party to the Purchaser; or (C) developed independently of and without reliance on Confidential Information.

(ix)           “Disclosure Schedule” means the Disclosure Schedule attached hereto, which Disclosure Schedule is incorporated herein and made a part hereof, fully as if the same were herein set forth in its entirety.

(x)            “GAAP” means United States generally accepted accounting principles consistently applied with prior periods.

(xi)           “Governmental Entity” means any domestic, foreign, or multinational court, government, governmental agency, arbitrator, authority, entity or instrumentality.

(xii)          “Intellectual Property” means (1) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (2) all trademarks, service marks, trade dress, logos, slogans, designs, trade names, and Internet domain names, together with all translations, adaptations, derivations, and combinations of any of the foregoing, all applications, registrations, and renewals in connection therewith, and including all goodwill associated with any of the foregoing (collectively, “Marks”); (3) all copyrights and works of authorship, and all applications, registrations, and renewals in connection therewith; (4) all trade secrets and confidential business information (including ideas, know-how, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (5) all computer software (including source code, executable code, data, databases, and related documentation); (6) all other proprietary and intellectual property rights, and (7) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

(xiii)         “Laws” means any foreign or domestic, federal, state, provincial, territorial, county or local constitution, statute, law, principle of common law, ordinance, rule, regulation, treaty or court or administrative order, decree, judgment or ruling.

(xiv)        “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments or modifications thereto, pursuant to which the Company occupies any Leased Realty.

(xv)         “Legal Proceeding” means any claim, action, suit, proceeding or investigation before any Governmental Entity, whether brought, initiated, asserted or maintained by a Governmental Entity or any other Person.

(xvi)        “Liabilities” means all liabilities, claims, obligations, expenses or damages, whether known or unknown, fixed or contingent.

(xvii)       “Material Adverse Effect” means a material adverse effect on the business, assets, operations, financial condition or cashflow of the Company or the Business, taken as whole, excluding any such effect resulting from the Contemplated Transactions or relating to general economic conditions.

(xxi)         “Person” means any individual, person, corporation, trust, partnership, limited liability company, unincorporated association, joint venture, Governmental Entity or other entity of any kind.

(xviii)      “Subsidiary” when used with respect to the Company, means any corporation or other Person (other than a natural person) of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Company or one or more of its Subsidiaries.

B.            Certain Interpretive Matters.  Unless the context otherwise requires, (i) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (ii) “or” is disjunctive but not necessarily exclusive, (iii) all words used in this Agreement will be construed to be of such gender or number as the circumstances require, (iv) unless otherwise expressly provided, the word “including” does not limit the preceding words or terms and shall mean “including without limitation,” (v) the words “herein,” “hereunder” and words of similar import shall refer to this Agreement, (vi) all references to $ or dollar amounts mean lawful currency of the United States of America.  No provision of this Agreement will be interpreted in favor of, or against, any of the parties hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

C.            Disclosure Schedules.   The disclosure of any matter in any Disclosure Schedule shall also qualify the representations and warranties contained in Sections of this Agreement other than the Section to which such Schedule specifically relates only to the extent that the language of the disclosure should reasonably apply as the disclosure in such other Section or there is a cross-reference to such other Section (or to the Schedule specifically relating to such other Section).  The disclosure of any matter in any schedule shall expressly not be deemed to constitute an admission by the Shareholder, or to otherwise imply, that any such matter is material for the purposes of this Agreement or that any other schedule (or set of schedules) is incomplete by virtue of the omission of such disclosure.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASER:

LERNER NEW YORK, INC.

/s/ RONALD W. RISTAU
By:	Ronald W. Ristau
Its:	Chief Operating Officer,
Chief Financial Officer and Secretary

SHAREHOLDER:

/s/LUCIANO MANGANELLA
Luciano Manganella